Exhibit 99.1

Vitru Limited

(the "Company")

NOTICE OF EXTRAORDINARY GENERAL MEETING OF THE COMPANY

________________________________________________________________________________

Notice is hereby given that an Extraordinary General Meeting of the Company (the "EGM") will be held at the offices of the Company located at Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, State of Santa Catarina, 88032-005, Brazil and virtually on November 16, 2022 at 11:00 am (São Paulo time).

The EGM will be held at the offices of the Company in accordance with Cayman Islands law, but we strongly encourage shareholders to submit a proxy or, if they wish to attend in person, to participate in the EGM in a virtual form. The Company will also be hosting the meeting live via the Internet. To attend the meeting via the Internet as a shareholder, please visit https://web.lumiagm.com/224321184 and be sure to have the password and control number indicated on your proxy card available. If you wish to attend the meeting as a guest, please visit https://web.lumiagm.com/224321184 and follow the instructions provided to attend as a guest (note that participants joining via this method will be logged as observers and will not have the ability to vote or participate).

As further detailed in the Press Release dated September 27, 2022 and made available on the Investor Relations section of the Company’s website at https://investors.vitru.com.br/ and on the SEC’s website at https://www.sec.gov, on September 27, 2022, the Company entered into a definitive investment agreement (“Investment Agreement”) with Crescera Growth Capital Master V Fundo de Investimento em Participações Multiestratégia and Crescera Growth Capital V Coinvestimento III Fundo de Investimento em Participações Multiestratégia (collectively, “Crescera”) pursuant to which Crescera agreed to acquire 3,636,363 newly issued common shares (which, upon issuance, will amount to approximately 10.6% of the outstanding common shares) of the Company for a total consideration of R$300.0 million, equivalent to approximately U.S.$56.0 million based on the exchange rate as of September 27, 2022 (the “Investment”). As part of the consideration under the Investment Agreement, the Company agreed to seek to amend and restate its Amended and Restated Memorandum and Articles of Association currently in effect (the “Articles”), effective upon the closing of the Investment, in order to (i) increase the maximum number of members of the Company’s board of directors from (9) nine to (11) eleven, (ii) grant Crescera certain director appointment rights similar to those granted to The Carlyle Group and the Vinci Group (as those terms are defined in the existing Articles), and (iii) make certain other amendments to the Articles, in each case as set out in the proposed Amended and Restated Memorandum and Articles of Association (“Amended and Restated Memorandum and Articles of Association”), which can be accessed on the Investor Relations section of the Company’s website at https://investors.vitru.com.br/.

As such, the EGM will be held for the purpose of considering and, if thought fit, passing and approving the following special resolution:

to resolve, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company currently in effect (the “Articles”) be amended and restated pursuant to Article 41.2 of the Articles by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association in the form presented at the EGM, such deletion, amendment and restatement to become effective only upon the closing of the investment by Crescera Growth Capital Master V Fundo de Investimento em Participações Multiestratégia and Crescera Growth Capital V Coinvestimento III Fundo de Investimento em Participações Multiestratégia (“Crescera”) contemplated by the Investment Agreement dated September 27, 2022 between Crescera and Vitru Limited.

The Board of Directors of the Company (the “Board”) has fixed the close of business on October 21, 2022 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the EGM or any adjournment thereof. The holders of record of the common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the EGM and any adjournment thereof.

The Board recommends that shareholders of the Company vote “FOR” the resolution at the EGM. Your vote is very important to the Company.

Whether or not you plan to attend the EGM, please promptly complete, date, sign and return the enclosed proxy card attached to this Notice.

By order of the Board

/s/ Carlos Eduardo Martins

Name: Carlos Eduardo Martins

Title: Director

Dated: October 26, 2022

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

Important Notice Regarding the Availability of Proxy Materials for the Vitru Limited Extraordinary General Meeting to be Held on November 16, 2022

Our proxy statement and our proposed Amended and Restated Memorandum and Articles of Association can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.vitru.com.br/.

By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at www.voteproxy.com for registered shareholders and at www.proxyvote.com for street shareholders, you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person.

3	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.

4	A shareholder holding more than one share entitled to attend and vote at the EGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

5	No business shall be transacted at the EGM unless a quorum is present. As set out in the articles of association of the Company, a quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote. No person shall be entitled to vote at the EGM unless he is registered as a shareholder of the Company on the record date for the EGM nor unless all calls or other sums presently payable by him in respect of such shares have been paid.

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